                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/X/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Zurich Insurance Company
   (Last)                      (First)                  (Middle)

   2 Mythenquai, CH-8002
   (Street)

   Zurich, Switzerland
   (City)                      (State)                  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   PROVIDENT COMPANIES, INC. (PVT)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Statement for Month/Year

   1/99

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   / / Form filed by One Reporting Person
   /X/ Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                     1/13/99      S             6,600,000   (D)    $39.75     12,447,620*      (I)*            *

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:

*   See footnote on attached page.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Steven Germain                         2/9/99
---------------------------------------    -----------
**Signature of Reporting Person            Date

Steven Germain, attorney in fact for Centre Reinsurance Limited and Zurich Reinsurance (North America), Inc.

/s/ David A. Bowers                        2/9/99
----------------------------------------   ------------
**Signature of Reporting Person            Date

David A. Bowers, Executive Vice President of Zurich American Insurance Company and attorney in fact for Zurich Insurance Company, Empire Fire and Marine Insurance Company, Universal Underwriters Insurance Company, Universal Underwriters Life Insurance Company and Fidelity and Deposit Company of Maryland.

Name of Reporting Person:              Zurich Insurance Company

Address:                               2 Mythenquai, CH-8002
                                       Zurich, Switzerland

Issuer and Ticker Symbol:              Provident Companies, Inc. (PVT)

Statement for Month/Year:              1/99

-----------------------------------
* On January 13, 1999, Zurich Insurance Company ("Zurich Insurance"), Zurich American Insurance Company ("Zurich American"), Centre Reinsurance
     Limited ("Centre Re"), Zurich Reinsurance (North America), Inc. ("Zurich Re"), Empire Fire and Marine Insurance Company ("Empire"), Universal Underwriters Insurance Company ("Universal Insurance"), Universal Underwriters Life Insurance Company ("Universal Life Insurance"), and Fidelity and Deposit Company of Maryland ("Fidelity" and, together with Zurich American, Centre Re, Zurich Re, Empire, Universal Insurance, and Universal Life Insurance, the "Sellers") sold to Tiger, Puma, The Jaguar Fund N.V., Lion L.P., Ocelot Partners L.P., and Ocelot (Cayman) Ltd. (collectively, the "Purchasers"), pursuant to a Stock Purchase Agreement dated as of January 7, 1999, between the Reporting Persons and the Purchasers (the "Tiger Purchase Agreement"), an aggregate of 6,600,000 shares of Common Stock, at a price of $39.75 per share. Of the 6,600,000 sold by the Sellers pursuant to the Tiger Purchase Agreement, Zurich American sold 989,999 shares; Centre Re sold 4,702,501 shares; Zurich Re sold 247,500 shares; Empire sold 132,000 shares; Universal Insurance sold 264,000 shares; Universal Life Insurance sold 66,000 shares; and Fidelity sold 198,000 shares.

     Zurich may be deemed the beneficial owner of 12,447,620 shares of Common Stock representing 9.2% of the outstanding shares of Common Stock. 6,098,414 of such shares of Common Stock constitute the aggregate number of shares of Common Stock held for the accounts of the Sellers and the remaining 6,349,206 of such shares of Common Stock constitute the Longfellow Shares (as defined below). Pursuant to a Stock Purchase Agreement (the "Longfellow Purchase Agreement"), dated as of March 27,

     1997, between an indirect subsidiary of Zurich and Longfellow I, LLC ("Longfellow"), Longfellow granted Zurich a proxy to vote 6,349,206 shares of Common Stock (the "Longfellow Shares") on all matters on which stockholders of Provident are entitled to vote, subject to certain exceptions and conditions. Neither Zurich nor any of the Sellers has any pecuniary interest in the Longfellow Shares and, therefore, such persons disclaim beneficial ownership thereof. Each of the Sellers are indirect wholly owned subsidiaries of Zurich. Accordingly, Zurich, as the person ultimately in control of the Sellers, may be deemed to beneficially own the Common Stock held for the accounts of the Sellers.

                            Joint Filer Information


Name:                              Zurich American Insurance Company

Address:                           1400 American Lane
                                   Schaumburg, IL 60196-1056

Designated Filer:                  Zurich Insurance Company

Statement for Month/Year:          1/99


Name:                              Centre Reinsurance Limited

Address:                           Cumberland House
                                   One Victoria Street
                                   P.O. Box HM 1788
                                   Hamilton, HM HX, Bermuda

Designated Filer:                  Zurich Insurance Company

Issuer and Ticker Symbol:          Provident Companies, Inc. (PVT)

Statement for Month/Year:          1/99


Name:                              Zurich Reinsurance (North America), Inc.

Address:                           One Chase Manhattan Plaza
                                   43rd Floor
                                   New York, NY 10005

Designated Filer:                  Zurich Insurance Company

Issuer and Ticker Symbol:          Provident Companies, Inc. (PVT)

Statement for Month/Year:          1/99


Name:                              Empire Fire and Marine Insurance Company

Address:                           13810 FNB Parkway
                                   Omaha, NE 68154-5202

Designated Filer:                  Zurich Insurance Company

Issuer and Ticker Symbol:          Provident Companies, Inc. (PVT)

Statement for Month/Year:          1/99


Name:                              Universal Underwriters Insurance Company

Address:                           6363 College Boulevard
                                   Overland Park, KS 66211

Designated Filer:                  Zurich Insurance Company

Issuer and Ticker Symbol:          Provident Companies, Inc. (PVT)

Statement for Month/Year:          1/99


Name:                              Universal Underwriters Life Insurance Company

Address:                           6363 College Boulevard

                                   Overland Park, KS 66211

Designated Filer:                  Zurich Insurance Company

Issuer and Ticker Symbol:          Provident Companies, Inc. (PVT)

Statement for Month/Year:          1/99


Name:                              Fidelity and Deposit Company of Maryland

Address:                           300 St. Paul Place
                                   Baltimore, MD 21202

Designated Filer:                  Zurich Insurance Company

Issuer and Ticker Symbol:          Provident Companies, Inc. (PVT)

Statement for Month/Year:          1/99